UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Independence Contract Drilling, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
453415309
(CUSIP Number)
Alexander M. Szeto, Esq.
Higier Allen & Lautin, P.C.
The Tower at Cityplace
2711 N. Haskell Ave., Suite 2400
Dallas, TX 75204
(972) 716-1888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 17, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:
Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453415309	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: William Monroe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,514,759

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,514,759

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,514,759

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Based on 13,617,005 shares of the Issuer’s common stock outstanding as of August 1, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2022.

CUSIP NO. 453415309	SCHEDULE 13D

Item 1.	Security and Issuer.

Common Stock, $0.01 par value per share (the “Common Stock”)

Independence Contract Drilling, Inc. (the “Issuer”)
20475 State Highway 249, Suite 300
Houston, TX 77070

Item 2.	Identity and Background.

(a)	William Monroe (the “Reporting Person”)

(b)	c/o Higier Allen & Lautin, P.C.
2711 N. Haskell Ave., Suite 2400
Dallas, Texas 75204

(c)	The Reporting Person is self-employed.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States of America

Item 3	Source and Amount of Funds or Other Consideration.

The Reporting Person used his personal funds to purchase all of the shares reported in this Schedule 13D.

Item 4	Purpose of Transaction.

The Reporting Person is amending this Schedule 13D to disclose the disposition of shares of Common Stock previously reported on this Schedule 13D. The Reporting Person originally acquired the shares reported in this Schedule 13D for investment purposes.

The Reporting Person intends to review his investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Person may, at any time and from time to time, directly or indirectly, (i) purchase, receive in a distribution or other transfer or otherwise acquire shares of common stock and/or other securities of the Issuer, (ii) sell, transfer, distribute or otherwise dispose of common stock and/or other securities of the Issuer in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his

CUSIP NO. 453415309	SCHEDULE 13D

purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns an aggregate of 1,514,759 shares of the Issuer’s Common Stock, which represents 11.1% of the Issuer’s outstanding Common Stock. (1)

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 1,514,759

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,514,759

(iv)	shared power to dispose or to direct the disposition of: 0

(c)	The Reporting Person’s Transactions in the Issuer’s Common Stock in the past sixty (60) days:(2)

	Date of Transaction	Number of Shares	Price per Share	Description
	8/23/2022	5,000	$3.56	Open market sale
	8/23/2022	5,000	$3.57	Open market sale
	8/23/2022	25,000	$3.50	Open market sale
	8/23/2022	5,000	$3.57	Open market sale
	8/23/2022	5,000	$3.44	Open market sale
	8/23/2022	5,000	$3.54	Open market sale
	8/23/2022	5,000	$3.49	Open market sale
	8/23/2022	7,500	$3.47	Open market sale
	8/23/2022	7,500	$3.44	Open market sale
	8/23/2022	7,500	$3.39	Open market sale
	8/24/2022	5,000	$3.53	Open market sale
	8/24/2022	5,000	$3.53	Open market sale
	8/24/2022	10,000	$3.45	Open market sale
	8/24/2022	10,000	$3.45	Open market sale
	8/24/2022	10,000	$3.42	Open market sale
	8/24/2022	15,000	$3.53	Open market sale
	8/24/2022	15,000	$3.49	Open market sale
	8/24/2022	25,000	$3.47	Open market sale
	8/24/2022	25,000	$3.44	Open market sale
	8/25/2022	5,000	$3.60	Open market sale

CUSIP NO. 453415309	SCHEDULE 13D

8/25/2022	5,000	$3.57	Open market sale
8/25/2022	15,000	$3.58	Open market sale
8/25/2022	15,000	$3.64	Open market sale
8/25/2022	15,000	$3.61	Open market sale
8/29/2022	5,000	$3.60	Open market sale
8/29/2022	5,000	$3.60	Open market sale
8/29/2022	10,000	$3.52	Open market sale
9/9/2022	15,000	$3.11	Open market sale
9/9/2022	5,000	$3.22	Open market sale
9/9/2022	5,000	$3.12	Open market sale
9/9/2022	5,000	$3.20	Open market sale
9/9/2022	5,000	$3.16	Open market sale
9/9/2022	10,000	$3.04	Open market sale
9/9/2022	10,000	$3.07	Open market sale
9/9/2022	7,500	$3.15	Open market sale
9/9/2022	7,500	$3.08	Open market sale
9/9/2022	7,500	$3.09	Open market sale
9/9/2022	20,000	$3.04	Open market sale
9/9/2022	7,500	$3.12	Open market sale
9/12/2022	7,500	$3.30	Open market sale
9/12/2022	7,500	$3.24	Open market sale
9/12/2022	15,000	$3.14	Open market sale
9/12/2022	15,000	$3.13	Open market sale
10/7/2022	7,500	$3.56	Open market sale
10/7/2022	7,500	$3.52	Open market sale
10/7/2022	7,500	$3.54	Open market sale
10/7/2022	7,500	$3.50	Open market sale
10/7/2022	7,500	$3.53	Open market sale
10/7/2022	7,500	$3.48	Open market sale
10/7/2022	7,500	$3.49	Open market sale
10/7/2022	7,500	$3.43	Open market sale
10/7/2022	7,500	$3.43	Open market sale
10/7/2022	7,500	$3.49	Open market sale
10/7/2022	7,500	$3.39	Open market sale
10/7/2022	7,500	$3.39	Open market sale
10/7/2022	15,000	$3.36	Open market sale
10/17/2022	7,500	$3.13	Open market sale
10/17/2022	7,500	$3.09	Open market sale
10/17/2022	7,500	$3.08	Open market sale
10/17/2022	7,500	$3.08	Open market sale
10/17/2022	5,241	$3.03	Open market sale

(2) The transactions described below have been previously reported by the Reporting Person pursuant to Forms 4 filed with the Commission on August 25, 2022, August 31, 2022, September 12, 2022, October 11, 2022 and October 20, 2022.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 453415309	SCHEDULE 13D

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7	Material to be Filed as Exhibits.

None.

[Signature page follows]

CUSIP NO. 453415309	SCHEDULE 13D
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 20, 2022

/s/ William Monroe

William Monroe
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001)